Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION (AS AMENDED) OF DIFFUSION PHARMACEUTICALS INC.

DIFFUSION PHARMACEUTICALS INC., a corporation incorporated and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation") does hereby certify:

FIRST: That, at a meeting of the Board of Directors of the Corporation (the “Board of Directors”) on September 7, 2016, a resolution was duly adopted setting forth a proposed amendment to the Certificate of Incorporation (as amended) of the Corporation in the form set forth below (the “Charter,” and such amendment, the “Amendment”), declaring said Amendment to be advisable and calling for consideration of said proposed Amendment by the stockholders of the Corporation.

"RESOLVED, that the Board has deemed it advisable and in the best interest of the Corporation to amend the Certificate of Incorporation, as amended, of the Corporation (the “Charter,” and such amendment, the “Amendment”), to amend and restate in its entirety Section 2 of the Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock of the Corporation, which is part of the Charter:

“The Corporation shall pay a cumulative preferential dividend (the “Regular Dividend”) on each share of Series A Preferred Stock from the issue date of such share of Series A Preferred Stock, accruing at a rate of 8.0% of the Stated Value per annum (computed on the basis of a 360-day year of twelve 30-day months, accruing daily)), payable semiannually in arrears on April 1 and October 1 of each year commencing on October 1, 2017, or if any such date is not a business day, on the next succeeding business day (each such date, a “Dividend Payment Date”), to the Holders of record on the preceding March 15 and September 15 of each year, respectively, in cash or shares of Common Stock in the Corporation’s sole discretion. For purposes of determining the number of shares of Common Stock issuable to a Holder in connection with any such dividend, the value of a share of Common Stock shall be deemed to be the closing price of the Common Stock on the NASDAQ Capital Market (or such other national securities exchange as the Common Stock may be principally traded on at such time) on the business day immediately preceding the Dividend Payment Date. The Regular Dividend shall begin to accrue and be cumulative on the first day of each applicable Regular Dividend period and shall remain accumulated dividends with respect to such Series A Preferred Stock until paid; provided, that the first Regular Dividend payable with respect to any share of Preferred Stock shall not begin to accrue until the date of original issuance of such share of Preferred Stock. Regular Dividends shall accrue whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends but shall not be payable until legally permissible, as applicable.”

SECOND: Thereafter, pursuant to the resolution of the Board of Directors, the proposed Amendment was approved by the stockholders of the Corporation at a special meeting of stockholders on November 1, 2017.

THIRD: That the Amendment was duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Certificate of Incorporation of the Corporation (as amended) to be executed by David G. Kalergis, its Chief Executive Officer, on this 1st day of November, 2017.

DIFFUSION PHARMACEUTICALS INC.

By:	/s/ David G. Kalergis
Name: David G. Kalergis Title: Chief Executive Officer

[Signature Page to Certificate of Amendment]